Reply Attention of	Conrad Y. Nest
Direct Tel.	604.891.7754
EMail Address	cyn@cwilson.com
Our File No.	30790-01 / CW1466521.1

October 15, 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-7010

USA

Attention:	Mark A. Wojciechowski

Dear Sirs:

Re:         Aurelio Resource Corporation (the  “Company”)
Comment letter dated September 20, 2007 (the “Comment Letter”)
Form 10-KSB for the Fiscal Period Ended December 31, 2006
Form 10-QSB for the Quarterly Period Ended March 31, 2007
SEC File No. 0-50931

                               Further to our telephone discussion on October 12, 2007, we hereby request on behalf of the Company an extension of the time to respond to the SEC’s comments set out in the Comment Letter. The Company has confirmed that it will provide a complete response to all comments by no later than November 14, 2007.

Should you have any questions, please do not hesitate to contact the writer directly at 604.891.7754.

Yours truly,

CLARK WILSON LLP

Per: “Conrad Y. Nest”

Conrad Y. Nest

cc:	Allan J. Marter, Chief Financial Officer of Aurelio Resource Corporation

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